Exhibit 99.1

Catalyst Paper announces update on CCAA process

RICHMOND, BC, June 8, 2012 /CNW/ - Catalyst Paper today announced that a number of parties have expressed interest in participating in the court-approved sale and investor solicitation procedures (SISP). Potential bidders were required to submit certain information and an executed confidentiality agreement to Catalyst Paper by June 6, 2012. The material submitted will be considered when determining the parties that will move to the next stage of the SISP process. Parties proceeding to the next stage must submit a non-binding indication of interest by 5:00 pm (PST) on July 11, 2012.

Further Information and Monitor Contact Information

Additional information is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Creditors who have questions may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 20:30e 08-JUN-12